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             EXHIBIT 12
FERRO CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

                                            JUNE               JUNE
(Dollars in Thousands)                      1995               1994
  Earnings:
     Pre-Tax Income                          45,503             37,609
     Add: Fixed Charges                       7,570              6,715
     Less: Interest Capitalization             (503)              (462)

          Total Earnings                     52,570             43,862


  Fixed Charges:
     Interest Expense                         6,667              5,853
     Interest Capitalization                    503                462
     Interest Portion of Rental Expense         400                400

       Total Fixed Charges                    7,570              6,715


          Total Earnings                     52,570             43,862


  Divided By:
       Total Fixed Charges                    7,570              6,715


               Ratio                           6.94               6.53

Note: Preferred dividends are excluded. Amortization of debt expense and discounts and premiums were deemed immaterial to the above calculation Interest portion of rental expense are conservative estimates based on actual amounts from prior years.

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